SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 21, 2006
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

This Report on Form 6-K contains a joined press release of Infineon Technologies AG and Qimonda AG dated July 21, 2006, announcing the filing of the registration statement for Initial Public Offering of Qimonda AG.

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: July 21, 2006	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

Joint news release by Infineon and Qimonda

Filing of Registration Statement for Initial Public Offering of Qimonda AG
•	Price range of US $16 to 18 per ADR
•	Offer size of between US $1 and 1.1 billion
•	Expected proceeds for Qimonda from capital increase of between US $672 and 756 million
Munich, 21st July 2006 — Infineon Technologies AG and Qimonda AG today announced that Qimonda, a wholly owned subsidiary of Infineon, has filed a registration statement with the U.S. Securities and Exchange Commission for a proposed initial public offering of American Depositary Receipts (ADRs), each representing one ordinary share of Qimonda. The price range for the offering is US $16 to 18 per ADR.
Credit Suisse, Citigroup and JPMorgan will act as joint book-running managers for the offering. Co-lead managers of the transaction are ABN Amro Rothschild, Deutsche Bank Securities and Hypovereinsbank.
63 million ADRs will be offered for sale. This represents an offer size of between US $1 and 1.1 billion. Of the 63 million ADRs, 21 million ADRs (approx. 33 percent of the offering) will be offered for sale by Infineon and 42 million ADRs will come from a capital increase (approx. 67 percent) by Qimonda. An over-allotment option of up to 9.45 million additional ADRs (15 percent of the ADRs being offered) will also be available from Infineon. Qimonda expects to receive proceeds of between US $672 million and US $756 million from the offering (before deducting underwriting fees and commissions and expenses of the offering to be paid by it), which it intends to use to finance investments in its manufacturing facilities and research and development.
Assuming completion of the offering and a full exercise of the over-allotment option, Qimonda’s free float will be approximately 21 percent.
The Qimonda ADRs will be offered to institutional and retail investors in the USA and to institutional investors outside the USA. The ticker symbol for Qimonda on the New York Stock Exchange will be QI.
A copy of the prospectus relating to these securities may be obtained from Credit Suisse, Prospectus Department, One Madison Avenue, New York, NY 10010, (Tel: +1-800-221-1037); Citigroup, Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220 (Tel: 718-765-6732); JPMorgan, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 (Tel: 718-242-8002). It may also be accessed through Qimonda’s website at www.qimonda.com or directly through the U.S. Securities and Exchange Commission at www.sec.gov.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Qimonda
Qimonda AG is a wholly-owned subsidiary of Infineon, which was carved out from Infineon Technologies AG on May 1, 2006. Qimonda is a leading global producer of DRAM memory products. Qimonda is headquartered in Munich, Germany and has access to manufacturing sites on three continents. With a historical emphasis on PC and server products, the company is now focusing on products for graphics, mobile and consumer applications.
About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for automotive, industrial and multimarket sectors, for applications in communication, as well as memory products. With a global presence, Infineon operates through its subsidiaries in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2005 (ending September), the company achieved sales of Euro 6.76 billion with about 36,400 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Media contact at Infineon:
Guenter Gaugler, Phone: +49 89 234 28481, E-mail: guenter.gaugler@infineon.com
Analyst and Investor contact at Infineon:
Ulrich Pelzer, Phone: +49 89 234 26153; E-mail: ulrich.pelzer@infineon.com

For the Business and Trade Press: QAG200607.007e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Christoph Liedtke	+49 89 234 21578	christoph.liedtke@qimonda.com
U.S.A.	Matt Schmidt	+1 650 691 1488	matt@fscomm.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Investor Relations	Andreas Schaller	+49 89 234 25852	andreas.schaller@qimonda.com